                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B),(C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)
                              (AMENDMENT NO.   1   )*
                                             -----


                                 flightserv.com
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.04 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  339428 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 June 29, 1999
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



            Check the appropriate box to designate the rule pursuant
                       to which this Schedule is filed:


                  [ ]      Rule 13d-1(b)

                  [X]      Rule 13d-1(c)

                  [ ]      Rule 13d-1(d)


------------------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A

CUSIP NO.       339428 10 4                            PAGE  2   OF   5   PAGES


---------- -------------------------------------------------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GODLEY MORRIS GROUP, LLC (1)
---------- -------------------------------------------------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (A) |_|
                                                                                                                            (B) |_|

---------- -------------------------------------------------------------------------------------------------------------------------
3.         SEC USE ONLY



---------- -------------------------------------------------------------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           SOUTH CAROLINA

------------------------- ------- --------------------------------------------------------------------------------------------------
                          5.      SOLE VOTING POWER
      NUMBER OF
        SHARES                    4,800,000(1)
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
                          ------- --------------------------------------------------------------------------------------------------
                          6.      SHARED VOTING POWER

                                  0
                          ------- --------------------------------------------------------------------------------------------------
                          7.      SOLE DISPOSITIVE POWER

                                  4,800,000(1)
                          ------- --------------------------------------------------------------------------------------------------
                          8.      SHARED DISPOSITIVE POWER

                                  0

---------- -------------------------------------------------------------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,800,000(1)

---------- -------------------------------------------------------------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                                |_|

---------- -------------------------------------------------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           17.3%
---------- -------------------------------------------------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON*


           OO
---------- -------------------------------------------------------------------------------------------------------------------------

(1) Power is exercised through its Managing Members William C. Morris and Johnny C. Godley.

                                 SCHEDULE 13G/A

CUSIP NO.      339428 10 4                              PAGE  3   OF  5   PAGES

---------- -------------------------------------------------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            WILLIAM C. MORRIS (1)
---------- -------------------------------------------------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (A) |_|
                                                                                                                            (B) |_|

---------- -------------------------------------------------------------------------------------------------------------------------
3.         SEC USE ONLY



---------- -------------------------------------------------------------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA

------------------------- ------- --------------------------------------------------------------------------------------------------
                          5.      SOLE VOTING POWER
      NUMBER OF
        SHARES                    0
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
                          ------- --------------------------------------------------------------------------------------------------
                          6.      SHARED VOTING POWER

                                  4,800,000(1)
                          ------- --------------------------------------------------------------------------------------------------
                          7.      SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------------------------------------------------------------------
                          8.      SHARED DISPOSITIVE POWER

                                  4,800,000(1)

---------- -------------------------------------------------------------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,800,000(1)

---------- -------------------------------------------------------------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                                |_|


---------- -------------------------------------------------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           17.3%

---------- -------------------------------------------------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON*
           IN
---------- -------------------------------------------------------------------------------------------------------------------------

(1)  Solely in his capacity as a Managing Member of Godley Morris Group, LLC.

                                 SCHEDULE 13G/A

CUSIP NO.     339428 10 4                               PAGE  4   OF  5   PAGES

---------- -------------------------------------------------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            JOHNNY C. GODLEY (1)
---------- -------------------------------------------------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (A) |_|
                                                                                                                            (B) |_|

---------- -------------------------------------------------------------------------------------------------------------------------
3.         SEC USE ONLY



---------- -------------------------------------------------------------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA

------------------------- ------- --------------------------------------------------------------------------------------------------
                          5.      SOLE VOTING POWER
      NUMBER OF
        SHARES                    0
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
                          ------- --------------------------------------------------------------------------------------------------
                          6.      SHARED VOTING POWER

                                  4,800,000(1)
                          ------- --------------------------------------------------------------------------------------------------
                          7.      SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------------------------------------------------------------------
                          8.      SHARED DISPOSITIVE POWER
                                  4,800,000(1)


---------- -------------------------------------------------------------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,800,000(1)
---------- -------------------------------------------------------------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                                |_|


---------- -------------------------------------------------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           17.3%
---------- -------------------------------------------------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON*
           IN
---------- -------------------------------------------------------------------------------------------------------------------------

(1) Solely in his capacity as a Managing Member of Godley Morris Group, LLC.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 to Schedule 13G relates to the shares of common stock, $.04 par value per share (the "Common Stock), of flightserv.com (f/k/a Proactive Technologies, Inc. (the "Issuer")). Items 1(a), 2(e) and 4 of the
Schedule 13G filed by Godley Morris Group, LLC, William C. Morris and Johnny C. Godley on March 29, 1999 are amended and restated as set forth below.

ITEM 1(A).        NAME OF ISSUER:

                  flightserv.com

ITEM 2(E).        CUSIP NUMBER.

                  339428 10 4

ITEM 4.           OWNERSHIP.

Godley Morris Group, LLC beneficially owns 4,800,000 shares which constitutes approximately 17.3%* of the issued and outstanding shares of Common Stock. Acting through its Managing Members, Godley Morris Group, LLC has the power to dispose or direct the disposition of and the power to vote or direct the vote of 4,800,000 shares of Common Stock. Mr. Morris and Mr. Godley, as Managing Members of Godley Morris Group, LLC, may be deemed to share investment and voting power with respect to the 4,800,000 shares of Common Stock owned by Godley Morris Group, LLC.

Mr. Morris and Mr. Godley declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of
Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

* Based on the total number of shares of Common Stock outstanding as of June 29, 1999 as indicated in the Issuer's Proxy Statement dated March 29, 1999, relating to the Annual Meeting of Stockholders held on April 21, 1999, plus the 4,600,000 shares issued on June 29, 1999.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                 July 6, 1999
                                ------------------
                                (Date)

                            GODLEY MORRIS GROUP, LLC


By: /s/ William C. Morris                      By: /s/ Johnny C. Godley
  ----------------------------------------       ------------------------
     William C. Morris, Managing Member           Johnny C. Godley


By: /s/ William C. Morris
    --------------------------------------
     William C. Morris